P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

12 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

*02076139*





82-2083

SUPPL

Dear Sirs

**P&O ANNOUNCEMENT OF INTERIM RESULTS**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully



Sandra Scott
**Deputy Company Secretary**

enc

dlw 9/19

P&O

*Press Release*

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 12 SEPTEMBER 2002

# P&O ANNOUNCEMENT OF INTERIM RESULTS

## Key points

- Earnings from core businesses slightly ahead despite difficult trading conditions
- Reduced Group earnings due to the downturn in container shipping and the timing of development property sales
- Strong volume growth in Ports but earnings held back by weakness in Argentina
- Improved Ferries result with significant upside potential from consolidation
- Dividend maintained at 4.5p per share

| **Financials** | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m |
|---|---|---|
| Turnover | 2,055.2 | 2,125.5 |
| Core businesses (Ports, Logistics, Ferries) | 51.2 | 50.0 |
| Other businesses (Cargo shipping, Property) | (27.4) | 85.7 |
| Total operating profit | 23.8 | 135.7 |
| (Loss)/Profit before tax | (44.2) | 90.4 |
| (Loss)/Earnings per share (a) | (5.8)p | 8.6p |
| Basic (Loss)/Earnings per share (a) | (8.5)p | 8.9p |
| Dividend per share | 4.5 p | 4.5p |

(a) Earnings per share are before goodwill amortisation and exceptional items and basic earnings per share are after those items

## Comment by P&O Chairman, Lord Sterling

"The weakness in container shipping rates has been a major disappointment. P&O Nedlloyd is a fine international company but there has to be further industry consolidation. Elsewhere we are making good progress, albeit in a nervous environment. Our container terminals business is expanding strongly. We are achieving major synergies through consolidating Ferries and we are continuing to allocate capital where it will create the most shareholder value.

While there are still uncertainties ahead, our core businesses should achieve an improved overall performance in 2002 and we would hope to make further good progress in 2003."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 Email: communications@pogroup.com
www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

A presentation of the results for analysts and investors will be held at 09.00 hours today at WestLB, Woolgate Exchange, 25 Basinghall Street, London EC2V. This presentation with accompanying audio will be webcast live on the group website www.pogroup.com. Details can be found in the Investor section.

Further information: Peter Smith, Director, P&O
020 7930 4343

P&O is a major international logistics and transport company. Its fastest growing business is the development of container ports around the world. P&O provides contract and cold logistics services internationally and owns half of P&O Nedlloyd, one of the world's largest container shipping lines. It is also the leading ferry operator in the UK.

**Results and dividend**

Operating profit for the 6 months to 30 June 2002 was £23.8 million (£135.7 million). Earnings from our core businesses – Ports, Logistics and Ferries - were slightly ahead despite the difficult trading environment. The decline in Group earnings was principally due to the downturn in container shipping which started in H2 2001 and resulted in a loss of £47.9 million for our share of P&O Nedlloyd. There was also a reduced contribution from Property due to the inherently uneven profile of profits from development sales.

The profit before interest and tax was £10.1 million (£145.9 million) after an exceptional loss of £13.7 million (£10.2 million profit). After net interest of £54.3 million (£55.5 million), the loss before tax was £44.2 million (£90.4 million profit). The tax charge of £8.5 million (£23.3 million) was incurred because we obtained no tax relief for the losses made by our shipping businesses as a consequence of being in the tonnage tax regime. The pre-exceptional loss per share was 5.8p (8.6p earnings).

The Board has resolved to pay an unchanged dividend of 4.5p per £1 nominal of deferred stock. The dividend will be paid on 15 November 2002 to deferred stockholders on the register at the close of business on 20 September 2002.

**Ports**

The operating profit for Ports was £51.2 million (£52.9 million).

Container throughput for the first six months was 5.6 million teu, 19% ahead of 2001 (4.7 million teu). Organic growth of 12% was driven by strong flows in Asia and was comfortably ahead of estimates of underlying growth in the industry. A key reason for the slightly reduced profit year on year is that our terminal in Buenos Aires was impacted by the economic crisis in Argentina, with import volumes halved and export volumes flat. We also encountered cost and other pressures in some terminals as a result of the overall trading environment.

Our established container terminals achieved a good increase in profit while our newer terminals expanded strongly. At Chennai (India), which was acquired in November 2001, service levels have improved dramatically and ship-waiting times, previously as much as 12 days, have been eliminated. At Qingdao (China), the staged transfer of volume from the old port to the P&O terminal has accelerated and all international trades will be transferred there before the end of this year. The Port Newark (US) redevelopment will be completed by the year end resulting in an increase in capacity to approximately 800,000 teu together with significant operational improvements. The first stage of development of the South Asian Gateway Terminal (Sri Lanka) is now in operation.

New developments at Shekou (China) and ATI (Philippines) have been approved and will increase capacity by 1.8 million and 0.3 million teus respectively. The statutory approvals process for London Gateway, which is planned to have an ultimate capacity of 3.5 million teu, is ongoing with Public Inquiries into the port and logistics hub

scheduled to commence in early 2003. New investment opportunities in Asia, the US and Europe are under active consideration.

The senior management structure of the business has been reorganised to be more customer facing and to drive best practice across the portfolio. The benefits of this will become increasingly apparent during the latter part of 2002 and thereafter. In the short term, the situation in Argentina together with insurance and other cost pressures will have an impact. Nevertheless, if the current growth trends continue then the traditional peak season volumes and value improvement initiatives already in place should deliver a significant upturn in the second half of the year.

P&O Maritime reported another strong result with an increase in profit to £7.1 million (£6.7 million). The offshore supply vessel fleet achieved high utilisation in the period and the Marine Science Division was again successful in obtaining off-season work. The outlook remains firm.

**Logistics**

Cold Logistics reported operating profit of £7.2 million (£8.8 million).

In Australasia, we continued to strengthen our leading market position by gaining a number of new customers and extending existing contracts. The integration of Eskimo Logistics in New Zealand, which was acquired in June 2001, has progressed well and provided significant synergy benefits. The region achieved a 3% margin improvement through improved occupancy management, productivity and cost control.

In the US, our results were down year on year. This was mainly due to our facilities in California being impacted by additional capacity introduced by competitors. There was also increased customer churn, particularly in Texas, as some major frozen food manufacturers consolidated their product range into dedicated facilities. Occupancy levels in California and Texas are now returning to former levels. The much smaller business in Argentina reported a modest loss due to economic difficulties there but occupancy has started to improve as a result of export business gains.

Trans European reported an operating profit of £3.7 million (£6.4 million). Contract Logistics, which accounted for £4.7 million (£6.6 million), experienced slower trading conditions across all its markets. With the exception of Germany, where the slowdown was more marked, these were offset by the continued growth in the contract base of the business and further cost efficiencies. Increased insurance and restructuring costs of over £1 million were incurred. We are continuing to review the potential disposal of Contract Logistics and expect to make an announcement later this year.

The much smaller Unit Loads business made a loss of £1.0 million (£0.2 million loss) after restructuring costs of approximately £1 million. Volumes were down as a result of suppressed UK exports and an increased focus on higher yielding customers. Reduced throughput was partly compensated by a lower cost base as the business continued its repositioning away from asset intensive transport operations.

**Ferries**

Ferries reported a loss of £10.9 million (£18.1 million loss) in what is a seasonal business.

For the half year, P&O Ferries increased its tourist vehicle carryings by 5% despite generally flat market conditions. Average rates were slightly up. On-board spend continued to increase, with a notable 13% uplift on the Short Sea helped by new marketing initiatives. The cruiseferries introduced on the North Sea last year are benefiting passenger yield.

P&O Ferries' freight carryings were down 3%. The Short Sea market grew by 5% but other routes saw little overall growth. On the Short Sea, our average rate increased by 3% year on year, which was a main reason why our carryings were down. Rates elsewhere were mostly flat. The Irish Sea was impacted by slower trade growth and a general increase in capacity. The Cairnryan/Larne route performed well and has been assisted by the introduction of the latest newbuilding, European Highlander, in July. On the North Sea, there was pressure on volumes and rates.

Significant restructuring of the freight business is taking place. On the Short Sea, the Dover/Zeebrugge service will close at the end of this year and the three ships will be redeployed on the Dover/Calais service, replacing two older ships. On the North Sea, the loss making Felixstowe routes were closed in July and the three ferries sold.

In August we completed the purchase of Stena Line's 40% shareholding in P&O Stena Line for approximately £150 million and consequently the operation became a wholly owned subsidiary. Using the strength of the P&O Ferries brand we are now able to bring our different routes together as a single business. Synergy benefits of at least £15 million a year from the end of 2003 have already been identified. We are confident that the business will be achieving returns that cover the cost of capital by the end of the year.

**Cargo shipping**

P&O's share of the result for P&O Nedlloyd was an operating loss of £47.9 million (£23.8 million profit). The loss included £6 million (£0.4 million) of restructuring costs.

Total throughput for P&O Nedlloyd increased by 11% to 1.7 million teu (1.5 million teu), compared to an increase in slot capacity of 9%. The operating loss was principally due to a decline in average freight rates, which fell 15% year on year due to uncertainties in world trade growth exacerbated by the introduction of more new ships into the industry.

P&O Nedlloyd continues on course to deliver cost savings of $350m annualised by the end of 2003 with an increased target of $250m annualised by the end of 2002. In H1 2002 the company has also enhanced its services by introducing refinements to its e-commerce product and re-branding its value added service activities as P&O Nedlloyd Logistics.

World economic growth is set to continue but the rate of growth remains uncertain and the industry continues to be affected by over capacity. The recent weakness in the US dollar will potentially have a negative impact on the result for the second half year. The outlook for freight rates is not clear although on many routes they appear to have stabilised and on some, including the significant Europe/Asia trades, there are signs of improvement.

P&O remains committed to taking capital out of P&O Nedlloyd and to achieving further consolidation and cost savings. Although current market conditions are not conducive to divestment transactions, we are continuing to work on several strategic possibilities. In the meantime, P&O Nedlloyd, as a joint venture, has no impact on P&O's cash flow. Indeed, the business itself generates a positive operating cash flow and its net debt has only increased by $5 million, to $710 million, since the year end.

P&O's bulk shipping interest is now part of an externally managed company. For the 6 months to 30 June, the average net revenue per day was approximately US$ 11,200 resulting in a loss of £0.1 million (£7.4 million profit) for P&O's 50% interest. The fleet had reduced from 22 to 18 vessels at 30 June and consequently P&O's share of net operating assets was reduced to £127.3 million (£151.0 million). Four further vessels were disposed at book value on 30 August.

**Property**

Property achieved a result of £20.6 million (£54.5 million). The reduced result is due to the inherently uneven profile of profits from Development Property.

In the US, where the majority of our development property is located, steady progress continues to be made with refurbishing and letting the remaining Boston Wharf properties. These comprise 2.4 million square feet adjoining the financial district and are 98% occupied. In Atlanta, where we have two of the most attractive business park developments in the area consisting of 600 acres, a good result was achieved. Further progress was also made in Denver with building out and selling down our land banks in our two business parks, although the timing of disposals has resulted in a number of sales falling into the second half year. The opportunities presented by our three US locations remain extremely attractive.

In Germany, the final phase of our five-phase project in Hamburg has recently been completed. In spite of the sluggish economic climate, vacancy rates remain low and we expect to benefit strongly as the German economy improves. In the UK, we have completed the sale of a site to Scottish & Newcastle for a 277 bed hotel prior to the main construction works starting this autumn at our major Kings Cross site in London. Progress continues to be made at our development at Waterloo.

Our resorts improved profits by approximately £2 million. We are continuing to dispose of our smaller property related businesses, with most of our interest in Maxxiom being sold post 30 June with cash proceeds of approximately £9 million, broadly in line with book value.

## Outlook

World trade remains at the heart of P&O's business. Despite the generally difficult conditions since the second half of 2001, our core businesses produced a slightly better overall result. The trading environment for the rest of the year remains uncertain. The pace and sustainability of US economic growth will be a key feature. The situation in Argentina and concerns over Iraq will also figure prominently.

These factors will have some effect on our businesses, most notably P&O Nedlloyd. However, our container ports continue to expand rapidly supported by strong growth in Asia and accelerating throughput from the newer terminals. The benefit of the strategic steps and restructuring initiatives that we have taken in Ferries will become increasingly apparent.

Our core businesses should achieve an improved overall performance in 2002 and we would hope to make further good progress in 2003.

# GROUP PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2002

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Turnover: Group and share of joint ventures | 2,055.2 | 2,125.5 | 4,499.1 |
| Less: share of joint ventures' turnover | (853.7) | (897.0) | (2,023.1) |
| **Group turnover (note 3)** | **1,201.5** | **1,228.5** | **2,476.0** |
| Net operating costs | (1,155.8) | (1,146.1) | (2,297.4) |
| **Group operating profit** | **45.7** | **82.4** | **178.6** |
| Share of operating results of: joint ventures | (27.8) | 39.8 | 75.9 |
| associates | 5.9 | 13.5 | 19.1 |
| Operating profit before goodwill amortisation | 28.6 | 140.8 | 283.8 |
| Goodwill amortisation | (4.8) | (5.1) | (10.2) |
| **Total operating profit (note 4)** | **23.8** | **135.7** | **273.6** |
| (Loss)/profit on sale of fixed assets and sale and termination of businesses and operations | (13.7) | 10.2 | 13.0 |
| **Profit on ordinary activities before interest** | **10.1** | **145.9** | **286.6** |
| Net interest and similar items (note 6) | (54.3) | (55.5) | (113.6) |
| **(Loss)/profit on ordinary activities before taxation** | **(44.2)** | **90.4** | **173.0** |
| Taxation (note 7) | (8.5) | (23.3) | (44.8) |
| **(Loss)/profit on ordinary activities after taxation** | **(52.7)** | **67.1** | **128.2** |
| Equity minority interests | (2.9) | (5.0) | (8.9) |
| **(Loss)/profit for the period attributable to stockholders** | **(55.6)** | **62.1** | **119.3** |
| Dividends on equity and non-equity share capital (note 8) | (32.3) | (32.3) | (95.6) |
| **Retained (loss)/profit for the period** | **(87.9)** | **29.8** | **23.7** |
| **Basic (loss)/earnings per £1 nominal deferred stock (note 9)** | **(8.5)p** | **8.9p** | **17.0p** |
| **Dividends per £1 nominal of deferred stock** | **4.5 p** | **4.5p** | **13.5p** |

## SUMMARISED GROUP BALANCE SHEET
## AS AT 30 JUNE 2002

| | 30 June 2002 £m | 30 June 2001 £m | 31 Dec 2001 £m |
|---|---|---|---|
| Goodwill | 165.5 | 193.3 | 181.8 |
| Ships | 214.0 | 216.4 | 186.6 |
| Properties | 506.0 | 504.8 | 485.5 |
| Other fixed assets | 624.3 | 644.8 | 641.1 |
| Investments | 1,048.2 | 1,120.6 | 1,113.4 |
| Development and dealing properties | 389.4 | 381.6 | 393.2 |
| Stocks | 56.7 | 52.9 | 56.2 |
| Debtors | 667.2 | 741.3 | 658.4 |
| | 3,671.3 | 3,855.7 | 3,716.2 |
| Net borrowings (note 10) | (1,239.6) | (1,124.2) | (1,096.7) |
| Other creditors and provisions | (885.8) | (917.0) | (924.2) |
| Equity minority interests | (36.4) | (73.3) | (52.9) |
| **Net assets less equity minority interests** | **1,509.5** | **1,741.2** | **1,642.4** |
| **Stockholders' funds (note 2)** | **1,509.5** | **1,741.2** | **1,642.4** |

## SUMMARISED GROUP CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2002

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Net cash inflow from operating activities and dividends from joint ventures and associates (note 11) | 87.6 | 131.9 | 315.1 |
| Returns on investments and servicing of finance | (43.2) | (31.2) | (84.5) |
| Taxation paid | (14.4) | (21.7) | (27.4) |
| | 30.0 | 79.0 | 203.2 |
| Purchase of fixed assets and investments | (73.0) | (183.1) | (276.8) |
| Sale of fixed assets and investments | 14.8 | 90.0 | 134.6 |
| Purchase of subsidiaries, joint ventures and associates | (33.7) | (45.9) | (88.2) |
| Sale of subsidiaries, joint ventures and associates | 3.4 | 88.6 | 111.0 |
| | (58.5) | 28.6 | 83.8 |
| Equity dividends paid | (61.0) | (61.1) | (92.1) |
| Net cash outflow before management of liquid resources and financing | (119.5) | (32.5) | (8.3) |
| **Movement in net borrowings** | | | |
| Net cash outflow before management of liquid resources and financing | (119.5) | (32.5) | (8.3) |
| Issues of stock | 0.5 | 1.3 | 1.3 |
| Borrowings of subsidiaries (acquired) less sold | (8.3) | (8.9) | (27.7) |
| Inception of finance leases and other non-cash movements in net borrowings | (38.1) | (29.9) | (29.9) |
| Exchange movements in net borrowings | 22.5 | (28.8) | (6.7) |
| Increase in net borrowings | (142.9) | (98.8) | (71.3) |

## 1 New accounting standard

The Accounting Standards Board issued Financial Reporting Standard 19 (Deferred tax) in December 2000, which the Group has adopted for the first time in preparing this interim statement.

Prior to the implementation of FRS19, the Group provided deferred tax on timing differences arising from the revaluation of certain of its properties. Under FRS19 this treatment is now prohibited when there is no binding agreement to sell these properties. This has resulted in an adjustment to prior year reserves and a restatement of comparative figures. The change to the balance sheet is a decrease in the deferred tax provision of £7.0 million at 30 June 2001 (31 December 2001 £7.2 million), with a consequential increase to reserves of the same amount. There is no impact on the profit and loss account as reported for the period ended 30 June 2001 (31 December 2001 £nil).

## 2 Reconciliation of movements in stockholders' funds

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2002 £m |
|---|---|---|---|
| (Loss)/profit for the period attributable to stockholders | (55.6) | 62.1 | 119.3 |
| Deficit on valuation of properties including those held by joint ventures and associates | - | - | (5.4) |
| Exchange movements on foreign currency net investments (net of taxation) | (45.8) | 40.7 | (46.6) |
| Total recognised gains and losses for the period | (101.4) | 102.8 | 67.3 |
| Dividends on share capital | (32.3) | (32.3) | (95.6) |
| New stock issued | 0.8 | 1.3 | 1.3 |
| Net change in stockholders' funds | (132.9) | 71.8 | (27.0) |
| Stockholders' funds at the beginning of the period | 1,642.4 | 1,669.4 | 1,669.4 |
| Stockholders' funds at the end of the period | 1,509.5 | 1,741.2 | 1,642.4 |

Stockholders' funds at the beginning of the period, as previously reported, were £1,635.2 million (2001 £1,662.8 million) before the prior year adjustment of £7.2 million (2001 £6.6 million).

## 3 Group turnover

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Ports | 320.6 | 310.3 | 630.7 |
| Logistics | | | |
| Cold Logistics | 69.4 | 65.3 | 137.2 |
| Contract Logistics | 390.8 | 366.2 | 745.5 |
| Unit Loads | 125.1 | 167.6 | 299.4 |
| Ferries | 217.6 | 209.3 | 455.8 |
| Property | 78.0 | 109.8 | 207.4 |
| | 1,201.5 | 1,228.5 | 2,476.0 |

## 4 Total operating profit

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Ports | 51.2 | 52.9 | 115.1 |
| Logistics | | | |
| Cold Logistics | 7.2 | 8.8 | 18.0 |
| Contract Logistics | 4.7 | 6.6 | 15.9 |
| Unit Loads | (1.0) | (0.2) | (0.2) |
| Ferries | (10.9) | (18.1) | (1.0) |
| P&O Nedlloyd | (47.9) | 23.8 | 22.8 |
| Bulk shipping | (0.1) | 7.4 | 8.3 |
| Property | 20.6 | 54.5 | 94.7 |
| | 23.8 | 135.7 | 273.6 |

## 5 Net operating assets

| | 30 June 2002 £m | 30 June 2001 £m | 31 Dec 2001 £m |
|---|---|---|---|
| Ports | 951.2 | 946.3 | 964.2 |
| Logistics | | | |
| Cold Logistics | 181.7 | 178.1 | 186.3 |
| Contract Logistics | 190.5 | 148.7 | 154.9 |
| Unit Loads | 49.1 | 58.5 | 49.5 |
| Ferries | 436.5 | 454.1 | 423.7 |
| P&O Nedlloyd | 700.4 | 839.2 | 774.4 |
| Bulk shipping | 127.3 | 162.4 | 151.0 |
| Property | 875.8 | 877.6 | 848.1 |
| | 3,512.5 | 3,664.9 | 3,552.1 |

The net operating assets are reconciled to stockholders' funds as follows:

| | 30 June 2002 £m | 30 June 2001 £m | 31 Dec 2001 £m |
|---|---|---|---|
| Net operating assets | 3,512.5 | 3,664.9 | 3,552.1 |
| Interest bearing investments | 11.4 | 15.8 | 10.8 |
| Group share of joint venture and associate loans | (510.0) | (547.4) | (507.5) |
| Group share of joint venture and associate other non operating net assets | 3.1 | 28.3 | 6.5 |
| Net borrowings | (1,239.6) | (1,124.2) | (1,096.7) |
| Corporation tax and deferred tax | (197.3) | (188.5) | (206.9) |
| Dividends payable | (34.2) | (34.4) | (63.0) |
| Minority interests | (36.4) | (73.3) | (52.9) |
| | 1,509.5 | 1,741.2 | 1,642.4 |

## 6 Net interest and similar items

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Group | (40.0) | (38.7) | (81.1) |
| Joint ventures | (10.6) | (12.2) | (25.6) |
| Associates | (3.7) | (4.6) | (6.9) |
| | (54.3) | (55.5) | (113.6) |

## 7 Taxation

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| United Kingdom | (0.4) | (1.8) | 9.4 |
| Overseas | (5.0) | (16.5) | (44.2) |
| Joint ventures and associates | (3.1) | (5.0) | (10.0) |
| | (8.5) | (23.3) | (44.8) |

Included in the taxation charge is a charge of £nil (30 June 2001 £3.3 million: 31 December 2001 £4.8 million) in respect of profits and losses on sale of fixed assets and sale and termination of businesses and operations.

## 8 Dividends on equity and non-equity share capital

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Preferred and concessionary stock | (1.9) | (1.9) | (3.8) |
| Deferred stock | | | |
| Interim | (30.4) | (30.4) | (30.4) |
| Final | - | - | (61.4) |
| | (32.3) | (32.3) | (95.6) |

**9 Earnings per £1 nominal of deferred stock**

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the period attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| (Loss)/profit for the period attributable to stockholders | (55.6) | 62.1 | 119.3 |
| Less: dividends on non-equity share capital | (1.9) | (1.9) | (3.8) |
| Basic and diluted earnings | (57.5) | 60.2 | 115.5 |
| (Loss)/earnings per £1 nominal deferred stock | (8.5)p | 8.9p | 17.0p |
| Diluted (loss)/earnings per £1 nominal of deferred stock | (8.5)p | 8.9p | 17.0p |

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

| | Six months to 30 June 2002 | Six months to 30 June 2001 | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Weighted average per basic calculation | 676.8 | 677.2 | 678.0 |
| Adjustment to reflect dilutive deferred stock under option | 0.3 | 0.5 | 0.3 |
| | 677.1 | 677.7 | 678.3 |

Reconciliation of earnings per £1 nominal of deferred stock

| | Six months to 30 June 2002 pence | Six months to 30 June 2001 pence | Year to 31 Dec 2001 pence |
|---|---|---|---|
| (Loss)/earnings per £1 nominal of deferred stock | (5.8) | 8.6 | 17.3 |
| Amortisation of goodwill | (0.7) | (0.7) | (1.5) |
| Post-tax (loss)/profit on sale of fixed assets and sale and termination of businesses and operations | (2.0) | 1.0 | 1.2 |
| Basic (loss)/earnings per £1 nominal of deferred stock (FRS3 basis) | (8.5) | 8.9 | 17.0 |

## 10 Net borrowings

Net borrowings include loans of £1,298.7 million (30 June 2001 £1,186.4 million: 31 December 2001 £1,167.7 million), short term borrowings and bank overdrafts of £20.7 million (30 June 2001 £29.3 million: 31 December 2001 £18.9 million) less cash and liquid resources of £79.8 million (30 June 2001 £91.5 million: 31 December 2001 £89.9 million). In the Company's statutory accounts, short term borrowings and overdrafts are included within other creditors, and cash and liquid resources are included within current assets.

## 11 Operating cash flow

| | Six months to 30 June 2002 £m | Six months to 30 June 2001 £m | Year to 31 Dec 2001 £m |
|---|---|---|---|
| Operating profit | 45.7 | 82.4 | 178.6 |
| Depreciation and amortisation | 56.7 | 52.2 | 115.2 |
| (Increase)/decrease in development properties | (8.6) | 0.8 | (14.5) |
| (Increase)/decrease in stocks | (0.8) | 9.5 | 6.2 |
| (Increase)/decrease in debtors | (20.0) | (38.9) | 36.3 |
| Increase/(decrease) in creditors and provisions | 7.2 | 8.6 | (34.5) |
| **Net cash inflow from operating activities** | **80.2** | **114.6** | **287.3** |
| Dividends received from joint ventures and associates | 7.4 | 17.3 | 27.8 |
| **Net cash inflow from operating activities and dividends from joint ventures and associates** | **87.6** | **131.9** | **315.1** |

12 The figures are prepared using the same accounting policies as for the year to 31 December 2001 except for the adjustments required following the implementation of Financial Reporting Standard 19 as described in note 1. This has resulted in a prior year adjustment and the restatement of certain comparative figures. The figures for the six months to 30 June 2002 and 30 June 2001 are unaudited.

The figures for the year to 31 December 2001 are extracted from the statutory accounts for that year, which have been delivered to the registrar of companies, and on which the auditors gave an unqualified report, without any statement under section 237 (2) or (3) of the Companies Act 1985. The 2002 interim results will be posted to stockholders on 19 September 2002 and will be available for inspection from that date at the head office of the Company at 79 Pall Mall, London SW1Y 5EJ.

(ends)